

February 28, 2025

Paul Ezekiel Turner
Chief Executive Officer of Vita Asset Management, LLC
SPARK FUND ONE LLC
350 Westfield Road, Suite 400
Noblesville, IN 46060

> **Re: SPARK FUND ONE LLC**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed February 12, 2025**
> **File No. 024-12545**

Dear Paul Ezekiel Turner:

We have reviewed your amended offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 3, 2025 letter.

Pre-qualification Amendment No. 1 filed February 12, 2025
General

1.   We note your response to prior comment 2 and the addition of the section titled "Prior Performance," including the prior performance tables and the narrative description of projects. For each project, please revise or advise to reconcile the Development Fees disclosed under "Table II - Compensation to Sponsor (Unaudited)" on page 34 with the Development Fee disclosed under "Description of Company Affiliate Projects With Similar Investment Objectives" on pages 35-39. As a non-exclusive example, we note that for the Heritage of Yorktown project, you disclose $435,550 of Development Fees in the tabular disclosure on page 34, as compared to approximately $1,828,125 of Development Fee in the narrative disclosure on page 36. As another non-exclusive example, we note that for the Vita of Greenfield independent-living project, you disclose $1,221,161 of Development Fees in the tabular disclosure on page 34, as

compared to approximately $3,765,000 of Development Fee in the narrative disclosure on page 37.

Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Thomas DeJong, Esq.